RECEIVED

2006 OCT 16 P 3:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.

Washington, D. C. 20549-3628
United States

Mailstop: Room 3628

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

06017416

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

Our ref.: JB/PKO/Yei

Date: 2006-10-04

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document
Press Release

PROCESSED

OCT 19 2006

THOMSON FINANCIAL

Best regards,

Carl Zeiss Meditec AG

Patrick Kofler
Junior Investor Relations

Yvonne Eisner
Assistant Investor Relations

10/17

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec now with direct sales in Spain

Carl Zeiss Meditec invests in expansion of sales and marketing capacities – new subsidiary Carl Zeiss Meditec Iberia S.A. enables integration of Spanish sales and marketing activities

(Jena, 29 September 2006) With effect from 1 October 2006, Carl Zeiss Meditec AG (ISIN DE0005313704), listed on the Prime Standard of the Deutsche Boerse, will strengthen its sales and marketing activities in the Spanish market by acquiring its former distribution partner Carl Zeiss S.A.

"This step represents another important milestone in developing and strengthening our sales organisation," says Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "We are now continuing our way which we have begun in France in May this year by concentrating our sales activties there. We aim to further integrate and expand our direct sales presence in selected major markets in Europe.

Carl Zeiss S.A. was previously the distribution partner for Carl Zeiss Meditec's systems and devices in Spain. The related assets and liabilities, primarily working capital, were transferred at their respective net book values. In addition, Carl Zeiss Meditec acquires the customer base of Carl Zeiss S.A. at purchase price of about € 600,000.

The new structure enables Carl Zeiss Meditec to gear itself to the specific needs of Spanish customers. The main goal of it is to achieve a higher customer benefit through a focused support.

Press Release

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled 160-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The planned acquisition of Carl Zeiss Surgical is intended to further supplement the eye surgery product portfolio and to open up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the world's leading provider of visualisation solutions in the two named fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec, Inc.), Japan (Carl Zeiss Meditec Co. Ltd.) and France (IOLTECH S.A., Carl Zeiss Meditec SAS). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

Thirty-five percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/Director Investor Relations
Goeschwitzer Strasse 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Press Release